

August 5, 2011

Via E-mail
Mr. Dominic F. Silvester
Chairman and Chief Executive Officer
Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX Bermuda

     Re: Enstar Group Limited
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 7, 2011
             File No. 001-33289

Dear Mr. Silvester:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expenses, page 72

1. In describing your determination of reserves on page 73, you state that "based on exposure characteristics and nature of available data for each individual reserving category, a number of methodologies are applied" and that "recorded reserves for each category are selected from the indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses

of each method applied." You also refer to use of "independent actuarial estimates of ultimate losses." Please provide us proposed disclosure to be included in future filings that addresses the following information for "All other" reserves:

- The methodologies used to determine your reserves, including their strengths and weaknesses
- Your consideration of exposure characteristics, data limitations and strengths and weaknesses of these methodologies in determining the reserve selected
- How the independent actuarial estimates of ultimate losses are used in your determination of recorded reserves and those circumstances warranting adjustment of your recorded reserves based on these independent actuarial estimates
- The nature and amount of adjustments to reserves, resulting from your consideration of the independent actuarial estimates
- The factors that supported your reduction of the IBNR reserve by $164.9 million in 2010, $142.8 million in 2009 and $90 million in 2008.
- The impact on your future operating results of reasonably likely changes in the factors supporting your reserve estimates at December 31, 2010.

2. You disclose that your loss reserve estimates are based on loss reports received from ceding companies. A higher degree of uncertainty appears to exist for these estimates due to your reliance upon data received from the cedant. We believe that your critical accounting policy should discuss how you use cedant loss reports in estimating your loss reserves, particularly how you adjust your reserve estimates to compensate for any limitations in this data. Please provide us proposed disclosure to be included in future filings that considers the following factors:

- The type and frequency of information received from the cedants,
- Limitations in cedant loss report data and corresponding adjustments made in your reserve estimation process,
- A quantification of the reserves determined by you because you had not received loss reports from ceding companies.
- The process you perform to determine the accuracy and completeness of the information received from cedants,
- A description and quantification of adjustments made by you to loss reports received from ceding companies. If you have made no adjustments to these reports, please tell us your basis for not doing so.
- The amount of any backlog related to the processing of cedant loss information, and
- The frequency of disputes with cedants and the process used to resolve these disputes.

Reinsurance Balances Receivable, page 81

3. Please provide us proposed disclosure to be included in future filings that explains why the provision for uncollectible reinsurance decreased by $16 million in 2010 but reinsurance balances recoverable increased by $323 million.

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page 115

4. The line items in the consolidated statements of comprehensive income do not appear to include related income taxes. Please provide us proposed disclosure to be included in future filings that quantifies the amount of income tax expense/benefit allocated to comprehensive income and other items charged directly to equity. Refer to ASC 740-20-45.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies, page 118

5. Please provide us proposed disclosure to be included in future filings, describing your accounting policy for commutations and the impact a commutation has on reinsurance balances receivable, the provisions for fair value adjustments and unallocated loss and loss adjustment expenses applicable to the commuted business. In addition, include in your proposed disclosure a definition of "advised" reserves and an explanation of your statements on page 89 that a commutation "often results in a net gain irrespective of whether the settlement exceeds the advised case reserves."

3. Acquisitions, page 122

6. In accounting for acquisitions, you determine the fair values of reinsurance assets and liabilities based on "probability-weighted ranges of associated projected cash flows based on actuarially prepared information and management's run-off strategy." You also state that "any amendment to the fair values resulting from changes in such information or strategy will be recognized when the changes occur." Please provide us proposed disclosure of the following information to be included in future filings.

   - Describe how your actuaries determine these projected cash flows, particularly if they use information provided by the seller and whether they make adjustments to this information. If so explain how these adjustments are determined.

   - Describe the objectives and process governing management's run-off strategy.

   - Explain your basis for including an assumption for management's run-off strategy in these fair value estimates, particularly how this adjustment has resulted in a fair value that reflects the price a hypothetical marketplace participant would pay to either purchase the asset or transfer the liability.

- Describe and quantify the key assumptions, used in these valuations such as the risk margin and run-off assumptions or "estimated timing of reserve settlements," as described on page 149.

- Explain the nature of subsequent fair value adjustments resulting from new information or changes in strategy and how these adjustments have impacted your operating results.

In responding to this comment, please refer us to the technical guidance which you have relied upon.

8.Reinsurance Balances Receivable, page 147

7. You record a fair value adjustment ("FVA") in connection with your acquisition of reinsurance subsidiaries that represents the estimated timing of loss and loss adjustment expense recoveries, an assumed interest rate equivalent to a risk free rate for securities with similar duration and a spread to reflect credit risk and that is adjusted for subsequent commutation settlements. Please refer us to the technical guidance upon which you have relied in determining this accounting treatment.

10. Losses and Loss Adjustment Expenses, page 149

8. You record a fair value adjustment ("FVA") for reserves of acquired insurance companies that represents the difference between the carrying value of reserves of acquired companies at the date of acquisition and the fair value of these reserves and that is adjusted for subsequent commutation settlements. Please provide us proposed disclosure of the following information to be included in future filings.

- Explain how you determine the carrying value of these reserves.

- Explain how you determine the fair value including estimated timing of reserve settlements and risk margin reflected in your discount rates. Provide disclosure that quantifies these assumptions for your acquisitions program.

In responding to this comment, refer us to the technical guidance which you have relied upon.

18.Taxation, page 163

9. Please provide us proposed disclosure to be included in future filings that describe the significant components of your income tax provision to include current tax expense/benefit and deferred tax expense/benefit. Refer to ASC 740-10-50-9. Also, separately disclose pretax income and the tax provision for domestic and foreign operations, as required by Rule 4-08(h) of Regulation S-X.

20. Commitments and Contingencies, page 166

10. As disclosed on page 61, you do not believe that the resolution of any currently pending legal proceedings, either individually or taken as whole, will have a material adverse effect on your business, results of operations or financial condition. Please provide us proposed disclosure to be included in future filings that provide corresponding assertions in this footnote.

22. Condensed Unaudited Quarterly Financial Data, page 171

11. You disclose on page 81 that "Given the high degree of statistical uncertainty, and potential volatility, it would be unusual to adjust reserves on the basis of one, or even several, quarters of loss development activity. As a result, unless the incurred loss activity in any one quarter is of such significance that management is able to quantify the impact on the ultimate liability for loss and loss adjustment expenses, reductions or increases in loss and loss adjustment expense liabilities are carried out in the fourth quarter based on the annual reserve review described above." Your financial data shows that the majority of your total net reductions in ultimate loss and loss adjustment expense liabilities for the year were recorded in the fourth quarter in each of the past three years and that the amount of these reductions has been significant. Please identify for us the nature and extent of a) new events that occurred or b) additional experience/information obtained since the previous quarterly reviews that led to these changes in estimate in the fourth quarter. Explain why recognition in earlier quarters was not required and how recording adjustments only in the fourth quarter complies with GAAP for interim financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant